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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5000 tel 86 10 8567 5123 fax

December 13, 2017

Re:	Sunlands Online Education Group Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Sir/Madam,

On behalf of Sunlands Online Education Group (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of the Company’s American Depositary Shares (“ADSs”) representing its ordinary shares. The ADSs are expected to be listed on the New York Stock Exchange. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range in March 2018 and commence the offer in April 2018.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis.

If you have any questions regarding this submission, please contact Li He at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Kevin Zhang at +86-10-8567-5022 (kevin.zhang@davispolk.com).

An affiliate of Davis Polk & Wardwell LLP with offices in:

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Securities and Exchange Commission	2	December 13, 2017

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tongbo Liu, Chief Executive Officer

Mr. Yipeng Li, Chief Financial Officer

Sunlands Online Education Group

Mr. David Zhang, Esq.,

Kirkland & Ellis International LLP

Deloitte Touche Tohmastu Certified Public Accountants LLP